Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2009(2)	2010(2)	2011	2012	2013
Net income (loss)	$(58,598)	$(38,970)	$6,858	$7,890	$40,139
Income tax expense (benefit)	(36,459)	(22,746)	5,542	8,242	22,841
Fixed charges	268,441	254,098	239,842	227,520	221,584

Earnings	173,384	192,382	252,242	243,652	284,564

Interest expense, net	196,520	185,681	170,524	156,762	146,112
Rents under leases representative of an interest factor	71,556	68,052	68,953	70,393	75,107
Preferred dividends	365	365	365	365	365

Fixed charges	268,441	254,098	239,842	227,520	221,584

Ratio of earnings to fixed charges	0.6x	0.8x	1.1x	1.1x	1.3x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $61.7 million and $95.1 million, respectively.